UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            FIGGIE INTERNATIONAL INC.
        ----------------------------------------------------------------
                                (Name of issuer)

                 Class A Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    316828508
                          -----------------------------
                                 (CUSIP number)

                                 R.C.O. Hellyer
                          J O Hambro & Company Limited
                                  10 Park Place
                             London SW1A 1LP England
                               011-44-171-222-2020
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 21, 1997
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 1 of 198 Pages

                                      13D
- --------------------------------------------------------------------------------
CUSIP No. 316828508                                          Page 2 of 198 Pages
- --------------------------------------------------------------------------------
1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J O Hambro & Partners Limited
          No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [X]
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
          WC
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]

          PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
- --------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER
      NUMBER OF               0
       SHARES
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8.     SHARED VOTING POWER
        EACH                  736,100
      REPORTING        ---------------------------------------------------------
       PERSON          9.     SOLE DISPOSITIVE POWER
        WITH                  0
                       ---------------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER
                              736,100
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          736,100

- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]

          CERTAIN SHARES*
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4%

- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          IA, CO

- --------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- --------------------------------------------------------------------------------
CUSIP No. 316828508                                          Page 3 of 198 Pages
- --------------------------------------------------------------------------------
1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Growth Financial Services Limited
          No S.S. or IRS Identification Number

- --------------------------------------------------------------------------------
                                                                        (a) [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (b) [X]


- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
          WC
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]

          PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
- --------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           8.      SHARED VOTING POWER
          EACH                     321,500
        REPORTING          -----------------------------------------------------
         PERSON            9.      SOLE DISPOSITIVE POWER
          WITH                     0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER
                                   321,500
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          321,500

- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]

          CERTAIN SHARES*
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.2%

- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          CO

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- --------------------------------------------------------------------------------
CUSIP No. 316828508                                          Page 4 of 198 Pages
- --------------------------------------------------------------------------------
1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          North Atlantic Smaller Companies Investment Trust plc
          No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                        (a) [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (b) [X]


- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]

          PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

- --------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           8.      SHARED VOTING POWER
          EACH                     321,500
        REPORTING          -----------------------------------------------------
         PERSON            9.      SOLE DISPOSITIVE POWER
          WITH                     0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER
                                   321,500
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          321,500

- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]

          CERTAIN SHARES*
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.2%

- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          IV, CO

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- --------------------------------------------------------------------------------
CUSIP No. 316828508                                          Page 5 of 198 Pages
- --------------------------------------------------------------------------------
1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Christopher Harwood Bernard Mills
          No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                        (a) [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (b) [X]


- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]

          PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

- --------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           8.      SHARED VOTING POWER
          EACH                     736,100
        REPORTING          -----------------------------------------------------
         PERSON            9.      SOLE DISPOSITIVE POWER
          WITH                     0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER
                                   736,100
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          736,100

- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]

          CERTAIN SHARES*
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4%

- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          IN

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- --------------------------------------------------------------------------------
CUSIP No. 316828508                                          Page 6 of 198 Pages
- --------------------------------------------------------------------------------
1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J O Hambro & Company Limited
          No S.S. or IRS Identification Number

- --------------------------------------------------------------------------------
                                                                        (a) [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (b) [X]


- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]

          PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

- --------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           8.      SHARED VOTING POWER
          EACH                     736,100
        REPORTING          -----------------------------------------------------
         PERSON            9.      SOLE DISPOSITIVE POWER
          WITH                     0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER
                                   736,100
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          736,100
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

          CERTAIN SHARES*
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4%
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          HC, CO

- --------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- --------------------------------------------------------------------------------
CUSIP No. 316828508                                          Page 7 of 198 Pages
- --------------------------------------------------------------------------------
1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J O Hambro Asset Management Limited
          No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                        (a) [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (b) [X]

- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]

          PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

- --------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           8.      SHARED VOTING POWER
          EACH                     736,100
        REPORTING          -----------------------------------------------------
         PERSON            9.      SOLE DISPOSITIVE POWER
          WITH                     0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER
                                   736,100
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          736,100

- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]

          CERTAIN SHARES*
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4%

- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          HC, CO

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- --------------------------------------------------------------------------------
CUSIP No. 316828508                                          Page 8 of 198 Pages
- --------------------------------------------------------------------------------
1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          American Opportunity Trust plc
          No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                        (a) [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (b) [X]


- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]

          PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

- --------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           8.      SHARED VOTING POWER
          EACH                     200,000
        REPORTING          -----------------------------------------------------
         PERSON            9.      SOLE DISPOSITIVE POWER
          WITH                     0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER
                                   200,000

- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          200,000

- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]

          CERTAIN SHARES*
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5%

- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          IV, CO

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- --------------------------------------------------------------------------------
CUSIP No. 316828508                                          Page 9 of 198 Pages
- --------------------------------------------------------------------------------
1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Oryx International Growth Fund Limited
          No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                        (a) [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (b) [X]


- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]

          PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey (Channel Islands)

- --------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           8.      SHARED VOTING POWER
          EACH                     150,000
        REPORTING          -----------------------------------------------------
         PERSON            9.      SOLE DISPOSITIVE POWER
          WITH                     0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER
                                   150,000

- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          150,000

- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]

          CERTAIN SHARES*
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1%

- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          IV, CO

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- --------------------------------------------------------------------------------
CUSIP No. 316828508                                         Page 10 of 198 Pages
- --------------------------------------------------------------------------------
1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Consulta (Channel Islands) Limited
          No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                        (a) [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (b) [X]


- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]

          PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey (Channel Islands)

- --------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           8.      SHARED VOTING POWER
          EACH                     150,000
        REPORTING          -----------------------------------------------------
         PERSON            9.      SOLE DISPOSITIVE POWER
          WITH                     0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER
                                   150,000

- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          150,000

- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]

          CERTAIN SHARES*
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          IA, CO

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D relates to the Class A Common Stock, par value $0.10 per share (the "Common Stock"), of Figgie International Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 4420 Sherwin Road, Willoughby, Ohio 44094.

ITEM 2.  IDENTITY AND BACKGROUND.

2 (a-c, f).

I.  Filing Parties:

         This Statement is filed on behalf of the following nine persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro & Company Limited ("J O Hambro & Company") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Company functions as the ultimate holding company for J O Hambro & Partners.

2. J O Hambro Asset Management Limited ("J O Hambro Asset Management") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Asset Management functions as an intermediate holding company for J O Hambro & Partners.

3. J O Hambro & Partners Limited ("J O Hambro & Partners") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Partners is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and American Opportunity Trust and as investment adviser to Oryx as well as private clients.

4. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment is service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro & Partners and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

5. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at 10 Park Place, London SW1A 1LP England. GFS has undertaken to provide the services of Christopher Mills to NASCIT.

6. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England


                                                            Page 11 of 198 Pages
         with its principal office and business at 10 Park Place, London SW1A 1LP England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co-investment advisers to NASCIT.

7. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co-investment advisers to American Opportunity Trust.

8. Oryx International Growth Fund Limited ("Oryx") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. J O Hambro & Partners and Consulta serve as investment advisers to Oryx.

9. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serving as investment manager of Oryx.

II.      Control Relationships:

         J O Hambro & Partners is a majority-owned subsidiary of J O Hambro Asset Management, which is a wholly-owned subsidiary of J O Hambro & Company.

         Christopher Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro & Partners and Oryx and as executive director of NASCIT and American Opportunity Trust.

         Consulta is a wholly-owned subsidiary of Consulta Limited, which is a corporation organized under the laws of England with its principal office and business at 20 St. James's Street, London SW1A 1ES England. Consulta Limited is principally engaged in the business of investment management and advising.

III.     Executive Officers and Directors:

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

         (d)   Criminal Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).



                                                            Page 12 of 198 Pages

         (e)   Civil Securities Law Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this statement relates.

         The amount of funds used to date to acquire the Shares is approximately $9,006,966 (exclusive of brokerage fees and commissions).

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares held directly or indirectly by the Filing Parties were acquired for the purpose of investment. Depending upon the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, money and stock market conditions, and general economic conditions), the Filing Parties or any one of them (or other persons who may be deemed to be affiliated with one or more of the Filing Parties) may from time to time purchase Common Stock, dispose of all or a portion of the Common Stock each holds, or cease buying or selling Common Stock. Any additional purchases of the Common Stock may be in the open market or in privately negotiated transactions, or otherwise.

         Except as described in this Item 4, as of the date of this statement none of the Filing Parties has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries, if any; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.



                                                            Page 13 of 198 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned by each of the Filing Parties are as follows:


                                                                          Number of
                                                       Number of          Shares:         Number of Shares:
Filing                              Aggregate          Shares: Sole       Shared          Sole or Shared
Party                               Number of          Power to           Power to        Power to              Approximate
- -----                               Shares:            Vote               Vote            Dispose               Percentage*
                                    -------            ----               ----            -------------         -----------
J O Hambro                          736,100                  0           736,100             736,100                5.4%
& Company

J O Hambro Asset                    736,100                  0           736,100             736,100                5.4%
Management

J O Hambro                          736,100                  0           736,100             736,100                5.4%
& Partners

Christopher H.B. Mills              736,100                  0           736,100             736,100                5.4%

GFS                                 321,500                  0           321,500             321,500                2.2%

NASCIT                              321,500                  0           321,500             321,500                2.2%

American Opportunity Trust          200,000                  0           200,000             200,000                1.5%

Oryx                                150,000                  0           150,000             150,000                1.1%

Consulta                            150,000                  0           150,000             150,000                1.1%
- --------------------------------------------------------------------------------------------------------------------------

         * Based on 13,708,925 shares of Class A Common Stock, par value $.10 per share outstanding as of July 21, 1997, which is based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.



                                                            Page 14 of 198 Pages

         (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                                            No. of       Price
Date              Filing Party              Shares       (US$)          Broker
- ----              ------------              ------       -----          ------

21/07/97          NASCIT                     35,000      $14.1563     Legg Mason
21/07/97          Oryx                       25,000      $14.1563     Legg Mason
29/08/97          NASCIT                      6,500      $13.7500     Legg Mason
02/09/97          NASCIT                     15,000      $13.7500     Legg Mason



         All of the above transactions were effected in the open market and were purchases.

         (d) The private clients of J O Hambro & Partners have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro & Partners. The shareholders of NASCIT, American Opportunity Trust and Oryx have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by NASCIT, American Opportunity Trust and Oryx, respectively.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro & Partners share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Mills and an agreement entered into between NASCIT and J O Hambro & Partners, each dated as of January 7, 1993, respectively.

         As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro & Partners share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro & Partners.

         As investment manager for Oryx, Consulta has the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of February 16, 1995 between Oryx and Consulta. As investment adviser to Oryx, J O Hambro & Partners has the right to transfer the shares of Common Stock of the Company pursuant to an agreement dated as of February 16, 1995 between J O Hambro & Partners and Consulta.

         As investment manager for private clients Sannafi Limited, Seaway Limited, Peak Investments, Lord Stevens of Ludgate Pension Fund, Mishal Kanoo, Mr. & Mrs. Jan Gilbert and The Superannuation Fund of Wigan Richardson International Limited, J O Hambro & Partners has the right to transfer and vote the shares of Common Stock of the Company pursuant to either agreements or arrangements entered into with such private clients.



                                                            Page 15 of 198 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed herewith:

         (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills.

         (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro & Partners.

         (c) Investment Management Agreement dated as of February 29, 1996 between J O Hambro & Partners and Seaway Limited.

         (d) Investment Management Agreement dated as of January 25, 1996 between J O Hambro & Partners and Peak Investments.

         (e) Investment Management Agreement dated as of February 9, 1996 between J O Hambro & Partners and Lord Stevens of Ludgate Pension Fund.

         (f) Investment Management Agreement dated as of February 16, 1995 between Consulta and J O Hambro & Partners.

         (g) Investment Management Agreement dated as of February 16, 1995 between Oryx and Consulta.

         (h) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro & Partners and American Opportunity Trust.

         (i) Investment Management Agreement dated as of June 3, 1996 between J O Hambro & Partners and Mishal Kanoo.

         (j) Investment Management Agreement dated as of October 28, 1996 between J O Hambro & Partners and Mr. & Mrs. Jan Gilbert.

         (k) Investment Management Agreement dated as of February 26, 1997 between J O Hambro & Partners and the Superannuation Fund of Wigan Richardson International Limited.

         (l) Joint Filing Agreement dated as of September 9, 1997 among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management, J O Hambro & Company, American Opportunity Trust, Oryx, Consulta and Christopher Harwood Bernard Mills.



                                                            Page 16 of 198 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  9 September 1997                    J O HAMBRO & PARTNERS LIMITED


                                            By:        /s/ RCO HELLYER
                                               ---------------------------------
                                            Name: RCO Hellyer
                                            Title:   Director

                                            Executed  on  behalf of the
                                            parties hereto  pursuant to
                                            the Joint Filing  Agreement
                                            filed herewith.

















                                                            Page 17 of 198 Pages

                                                                      Schedule A
                                                                      ----------

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Company Limited ("J O Hambro & Company") as of the date hereof.


Name:                              Rupert Nicholas Hambro
                                   (Chairman)

Citizenship:                       British

Business Address:                  J O Hambro & Company Limited
                                   10 Park Place
                                   London SW1A 1LP
                                   England

Principal Occupation:              Chairman, J O Hambro & Company


Name:                              Richard Alexander Hambro
                                   (Director)

Citizenship:                       British

Business Address:                  J O Hambro & Company Limited
                                   10 Park Place
                                   London SW1A 1LP
                                   England

Principal Occupation:              Chairman, J O Hambro Investment
                                   Management  Limited1
                                   Director, J O Hambro & Company


Name:                              James Daryl Hambro
                                   Managing Director)

Citizenship:                       British

Business Address:                  J O Hambro & Company Limited

- -------------------

1 J O Hambro Investment Management Limited is principally engaged in the investment advisory business and has its principal business and office at 10 Park Place, London SW1A 1LP England.



                                                            Page 18 of 198 Pages

                                   10 Park Place
                                   London SW1A 1LP
                                   England

Principal Occupation:              Managing Director, J O Hambro & Company
                                   Managing Director, J O Hambro & Partners
                                   Director, J O Hambro Asset Management


Name:                              Richard David Christopher Brooke
                                   (Director)

Citizenship:                       British

Business Address:                  J O Hambro & Company Limited
                                   10 Park Place
                                   London SW1A 1LP
                                   England

Principal Occupation:              Director, J O Hambro & Company
                                   Chairman, NASCIT



Name:                              Robert Charles Orlando Hellyer
                                   (Executive Director)

Citizenship:                       British

Business Address:                  J O Hambro & Company Limited
                                   10 Park Place
                                   London SW1A 1LP
                                   England

Principal Occupation:              Executive Director, J O Hambro & Company
                                   Executive Director, J O Hambro & Partners
                                   Executive Director, J O Hambro Investment
                                   Management Limited
                                   Executive Director, J O Hambro Asset
                                   Management



Name:                              David Frank Chaplin
                                   (Director)

Citizenship:                       British





                                                            Page 19 of 198 Pages

Business Address:                  J O Hambro Investment Management Limited
                                   10 Park Place
                                   London SW1A 1LP
                                   England

Principal Occupation:              Managing Director, J O Hambro Investment
                                   Management Limited

















                                                            Page 20 of 198 Pages

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Asset Management Limited ("J O Hambro Asset Management") as of the date hereof.

Name:                             Richard Alexander Hambro
                                  (Managing Director)

Citizenship:                      British

Business Address:                 J O Hambro Asset Management Limited
                                  10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Managing Director, J O Hambro Asset Management
                                  Chairman, J O Hambro Investment Management
                                  Limited
                                  Director, J O Hambro & Company


Name:                             Robert Charles Orlando Hellyer
                                  (Executive Director)

Citizenship:                      British

Business Address:                 J O Hambro Asset Management Limited
                                  10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Executive Director, J O Hambro Asset
                                  Management
                                  Executive Director, J O Hambro & Company
                                  Executive Director, J O Hambro Investment
                                  Management Limited
                                  Executive Director, J O Hambro & Partners


Name:                             James Daryl Hambro
                                  (Director)

Citizenship:                      British

Business Address:                 J O Hambro & Partners Limited
                                  10 Park Place
                                  London SW1A 1LP
                                  England




                                                            Page 21 of 198 Pages

Principal Occupation:             Managing Director, J O Hambro & Partners
                                  Managing Director, J O Hambro & Company
                                  Director, J O Hambro Asset Management Limited





















                                                            Page 22 of 198 Pages

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Partners Limited ("J O Hambro & Partners") as of the date hereof.


Name:                             James Daryl Hambro
                                  (Managing Director)

Citizenship:                      British

Business Address:                 J O Hambro & Partners Limited
                                  10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Managing Director, J O Hambro & Partners
                                  Managing Director, J O Hambro & Company
                                  Director, J O Hambro Asset Management


Name:                             Robert Charles Orlando Hellyer
                                  (Executive Director)

Citizenship:                      British

Business Address:                 J O Hambro & Partners Limited
                                  10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Executive Director, J O Hambro & Partners
                                  Executive Director, J O Hambro Asset
                                  Management
                                  Executive Director, J O Hambro Investment
                                  Management Limited
                                  Executive Director, J O Hambro & Company


Name:                             Christopher Harwood Bernard Mills
                                  (Director)

Citizenship:                      British

Business Address:                 10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Executive Director, NASCIT





                                                            Page 23 of 198 Pages

                                  Executive Director, American Opportunity Trust Director, J O Hambro & Partners
                                  Director, Oryx

Name:                             Claudia Margaret Cecil Perkins
                                  (Director)

Citizenship:                      British

Business Address:                 J O Hambro & Partners Limited
                                  10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Director, J O Hambro & Partners


Name:                             Malcolm Robert King
                                  (Director)

Citizenship:                      British

Business Address:                 J O Hambro & Partners Limited
                                  10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Director, J O Hambro & Partners







                                                            Page 24 of 198 Pages

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.

Name:                             Richard David Christopher Brooke
                                  (Chairman)

Citizenship:                      British

Business address:                 North Atlantic Smaller Companies Investment
                                  Trust plc
                                  10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Chairman, NASCIT
                                  Director, J O Hambro & Company


Name:                             Christopher Harwood Bernard Mills
                                  (Executive Director)

Citizenship:                      British

Business Address:                 North Atlantic Smaller Companies Investment
                                  Trust plc
                                  10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust plc
                                  Director, J O Hambro & Partners
                                  Director, Oryx

Name:                             Enrique Foster Gittes
                                  (Director)

Citizenship:                      USA

Residence:                        4 East 82nd Street
                                  New York, New York 10028
                                  USA

Principal Occupation:             Director, NASCIT






                                                            Page 25 of 198 Pages

Name:                             Robert D. le P. Power
                                  (Director)

Citizenship:                      British

Business Address:                 SouthCoast Capital Corporation2
                                  575 Lexington Avenue
                                  7th Floor
                                  New York, New York 10022
                                  USA

Principal Occupation:             Director, SouthCoast Capital Corporation


Name:                             Douglas P C Nation
                                  (Director)

Citizenship:                      British

Business Address:                 Bear Stearns Co. Inc.3
                                  245 Park Avenue
                                  New York, NY 10167

Principal Occupation:             Managing Director, Bear Stearns Co. Inc.


Name:                             The Hon. Peregrine D E M Moncreiffe
                                  (Director)

Citizenship:                      British

Business Address:                 Buchanan Partners Limited4
                                  Buchanan House
                                  3 St. James's Square
                                  London SW1Y 4JU
                                  England

Principal Occupation:             Director, Buchanan Partners Limited




- ------------------

2 SouthCoast Capital Corporation principally engages in the brokerage business.

3        Bear Stearns principally engages in the brokerage business.

4        Buchanan  Partners  Limited   principally  engages  in  the  investment
         management business.


                                                            Page 26 of 198 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.

Name:                              Christopher Harwood Bernard Mills
                                   (Director)

Citizenship:                       British

Business Address:                  10 Park Place
                                   London SW1A 1LP
                                   England

Principal Occupation:              Executive Director, NASCIT
                                   Executive Director, American Opportunity
                                   Trust
                                   Director, J O Hambro & Partners
                                   Director, Oryx

Name:                              Ivan Alexander Shenkman
                                   (Director)

Citizenship:                       British

Residence:                         34 Royal Crescent, London W11
                                   England

Principal Occupation:              Consultant


GFS is controlled by Christopher Mills who owns 99% of the share capital.












                                                            Page 27 of 198 Pages

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                             R. Alexander Hammond-Chambers
                                  (Chairman)

Citizenship:                      British

Business Address:                 Covey Advertising Limited
                                  1 Fountainhall Road
                                  Edinburgh EH9 2NL

Principal Occupation:             Director, Covey Advertising Limited5


Name:                             Christopher Harwood Bernard Mills
                                  (Executive Director)

Citizenship:                      British

Business Address:                 10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Executive Director, American Opportunity Trust
                                  Executive Director, NASCIT
                                  Director, J O Hambro & Partners
                                  Director, Oryx

Name:                             John Gildea
                                  (Director)

Citizenship:                      USA

Business Address:                 Gildea Management Company6
                                  90 Ferris Hill Road
                                  New Canaan, Connecticut 06840
                                  USA

Principal Occupation:             President, Gildea Management Company



- ---------------

5 Covey Advertising Limited is principally engaged in the advertising business.

6 Gildea Management Company is principally engaged in the investment management business.



                                                            Page 28 of 198 Pages

Name                              The Hon. James J. Nelson
                                  (Director)

Citizenship:                      British

Business Address:                 Foreign & Colonial Ventures7
                                  8th Floor
                                  Exchange House
                                  Primrose Street
                                  London EC2A 2NY
                                  England

Principal Occupation:             Director, Foreign & Colonial Ventures


Name:                             Iain Tulloch
                                  (Director)

Citizenship:                      British

Business Address:                 Murray Johnstone Ltd.8
                                  7 West Nile Street
                                  Glasgow G2 2PX
                                  Scotland

Principal Occupation:             Director, Murray Johnstone Ltd.


Name:                             Philip Ehrmann
                                  (Director)

Citizenship:                      British

Business Address:                 Gartmore Investment Management Ltd.9
                                  Gartmore House
                                  16 - 18 Monument Street
                                  London EC3R 8AJ
                                  England




- ---------------

7 Foreign & Colonial Ventures is principally engaged in the investment management business.

8        Murray  Johnstone  Ltd.  is  principally   engaged  in  the  investment
         management business.

9 Gartmore Investment Management Limited is principally engaged in the investment management business.



                                                            Page 29 of 198 Pages

Principal Occupation:             Investment Manager, Gartmore
                                  Investment Management Ltd.
















                                                            Page 30 of 198 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.

Name:                             Nigel Kenneth Cayzer
                                  (Chairman)

Citizenship:                      British

Business Address:                 14S-149 Borough High Street
                                  London SE1 1NP
                                  England

Principal Occupation:             Chairman, Oriel Group plc10


Name:                             His Excellency Salim Hassan Macki
                                  (Director)

Citizenship:                      Omani

Business Address:                 P.O. Box 4160
                                  Postal Code 112
                                  Ruwi
                                  Sultanate of Oman

Principal Occupation:             Head of Economic & Technical Dept., Ministry
                                  of Foreign Affairs, Oman


Name:                             Patrick John McAfee
                                  (Director)

Citizenship:                      British

Business Address:                 Morgan Grenfell11
                                  23 Great Winchester Street
                                  London EC2P 2AX
                                  England

Principal Occupation:             Company Director


Name:                             Christopher Harwood Bernard Mills





- -------------

10       Oriel Group plc is a holding company for specialist insurance brokers.

11       Morgan Grenfell is a merchant bank.


                                                            Page 31 of 198 Pages

                                  (Director)

Citizenship:                      British

Business Address:                 10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust
                                  Director, J O Hambro & Partners
                                  Director, Oryx

Name:                             Harald Lungershausen
                                  (Director)

Citizenship:                      German

Business Address:                 Toblerstrasse 99
                                  8044 Zurich
                                  Switzerland

Principal Occupation:             Company Director


Name:                             Mohamed Hassan Ghurlam Habib
                                  (Director)

Citizenship:                      Omani

Business Address:                 Oman National Insurance Company12
                                  PO Box 2254
                                  Postal Code 112
                                  Ruwi
                                  Sultanate of Oman

Principal Occupation:             Chief Executive, Oman National Insurance
                                  Company, SAOG


Name:                             Rupert Arthur Rees Evans
                                  (Director)

Citizenship:                      British






- -------------

12 Oman National Insurance Company is principally engaged in the insurance business.


                                                            Page 32 of 198 Pages

Business Address:                 Ozanne van Leuven Perrot & Evans13
                                  PO Box 186
                                  1 Le Marchant Street
                                  St. Peter Port
                                  Guernsey
                                  Channel Islands

Principal Occupation:             Guernsey Advocate
                                  Partner, Ozanne van Leuven Perrot & Evans


Name:                             Hussan Al Nowais

Citizenship:                      United Arab Emirates

Business Address:                 Emirate Holdings
                                  P.O. Box 984
                                  Abu Dhabi
                                  United Arab Emirates

Principal Occupation:             Chairman and Managing Director, Emirate
                                  Holdings







- ------------

13      Ozanne van Leuven Perrot & Evans is a Law Firm.


                                                            Page 33 of 198 Pages

The  following  table  sets forth  certain  information  concerning  each of the
directors  and  executive   officers  of  Consulta   (Channel  Islands)  Limited
("Consulta") as of the date hereof.


Name:                             Gary Michael Brass
                                  (Director)

Citizenship:                      British

Business Address:                 20 St. James's Street
                                  London SW1A 1ES
                                  England

Principal Occupation:             Managing Director, Consulta


Name:                             Jeremy Caplan
                                  (Director)

Citizenship:                      British

Business Address:                 P.O. Box 72
                                  44 Esplanade
                                  St Helier
                                  Jersey

Principal Occupation:             English Solicitor


Name:                             Peter Heaps
                                  (Director)

Citizenship:                      British

Business Address:                 Management International (Guernsey)
                                  Limited14
                                  Bermuda House
                                  St Julian's Avenue
                                  St Peter Port
                                  Guernsey

Principal Occupation:             Managing Director
                                  Management International (Guernsey) Limited




- --------------

14 Management International (Guernsey) Limited is principally engaged in the investment management business.


                                                            Page 34 of 198 Pages

Name:                             Rupert Arthur Rees Evans
                                  (Director)

Citizenship:                      British

Business Address:                 P.O. Box 186
                                  1 Le Marchant Street
                                  St Peter Port
                                  Guernsey

Principal Occupation:             Guernsey Advocate
                                  Partner, Ozanne van Leuven
                                  Perrot & Evans









                                                            Page 35 of 198 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Consulta Limited, the parent of Consulta (Channel Islands) Limited.


Name:                             Harald Alejandro Lamotte
                                  (Director)

Citizenship:                      British

Business Address:                 20 St. James's Street
                                  London SW1A 1ES
                                  England

Principal Occupation:             Investment Fund Manager,
                                  Consulta Limited


Name:                             Gary Michael Brass
                                  (Director)

Citizenship:                      British

Business Address:                 20 St. James's Street
                                  London SW1A 1ES
                                  England

Principal Occupation:             Investment Fund Manager,
                                  Consulta Limited


Name:                             Nigel Douglas Pilkington
                                  (Director)

Citizenship:                      British

Business Address:                 20 St. James's Street
                                  London SW1A 1ES
                                  England

Principal Occupation:             Investment Fund Manager,
                                  Consulta Limited


Name:                             Susan Diana Frances Johns
                                  (Director)

Citizenship:                      British








                                                            Page 36 of 198 Pages

Business Address:                  20 St. James's Street
                                   London SW1A 1ES
                                   England

Principal Occupation:              Investment Fund Manager,
                                   Consulta Limited


Name:                              Thierry Verhaeghe de Naeyer
                                   (Director)

Citizenship:                       Belgian

Business Address:                  20 St. James's Street
                                   London SW1A 1ES
                                   England

Principal Occupation:              Investment Fund Manager,
                                   Consulta Limited









                                                            Page 37 of 198 Pages

                                  Exhibit Index

Document                                                                    Page
- --------                                                                    ----

    The following documents are filed herewith:

    (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills.

    (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro & Partners.

    (c) Investment Management Agreement dated as of February 29, 1996 between J O Hambro & Partners and Seaway Limited.

    (d) Investment Management Agreement dated as of January 25, 1996 between J O Hambro & Partners and Peak Investments.

    (e) Investment Management Agreement dated as of February 9, 1996 between J O Hambro & Partners and Lord Stevens of Ludgate Pension Fund.

    (f) Investment Management Agreement dated as of February 16, 1995 between Consulta and J O Hambro & Partners.

    (g) Investment Management Agreement dated as of February 16, 1995 between Oryx and Consulta.

    (h) Administration, Management and Custody Agreement dated as of January 7, 1993 between J O Hambro & Partners and American Opportunity Trust.

    (i) Investment Management Agreement dated as of June 3, 1996 between J O Hambro & Partners and Mishal Kanoo.

    (j) Investment Management Agreement dated as of October 28, 1996 between J O Hambro & Partners and Mr. & Mrs. Jan Gilbert.

    (k) Investment Management Agreement dated as of February 26, 1997 between J O Hambro & Partners and the Superannuation Fund of Wigan Richardson International Limited.

    (l) Joint Filing Agreement dated as of September 9, 1997 among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management, J O Hambro & Company, American Opportunity Trust, Oryx, Consulta and Christopher Harwood Bernard Mills.








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